June 3, 2024

Goldman Sachs & Co. LLC

200 West Street

New York, NY 10282

Morgan Stanley & Co. LLC

1585 Broadway

New York, NY 10036

Jefferies LLC
520 Madison Avenue
New York, New York 10022

Leerink Partners LLC

53 State Street, 40th Floor

Boston, MA 02109

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn: Joshua Gorsky

Re:	Structure Therapeutics Inc. Registration Statement on Form S-1

(File No. 333-279915)

Acceleration Request

Requested Date: June 5, 2024

Requested Time: 4:00 P.M. Eastern Time

Ladies and Gentlemen:

In accordance with Rule 461 of the Securities Act of 1933, as amended (the “Securities Act”), we, as representatives of the several underwriters (the “Representatives”), hereby join in the request of Structure Therapeutics Inc., an exempted company with limited liability incorporated under the laws of the Cayman Islands (the “Registrant”), that the effectiveness of the above-captioned Registration Statement, as amended, be accelerated to 4:00 p.m. Eastern Time on June 5, 2024, or as soon thereafter as practicable, or at such other time as the Registrant or its outside counsel, Cooley LLP, request by telephone that such Registration Statement be declared effective.

Pursuant to Rule 460 under the Securities Act, please be advised that we will take reasonable steps to secure adequate distribution of the preliminary prospectus, to underwriters, dealers, institutions and others, prior to the requested effective time of the Registration Statement.

We, the undersigned Representatives, have and will, and we have been informed by the participating underwriters that they have and will, comply with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934, as amended, in connection with the proposed offering.

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Very truly yours,

Acting severally on behalf of themselves and the several underwriters

GOLDMAN SACHS & CO. LLC
MORGAN STANLEY & CO. LLC
JEFFERIES LLC
LEERINK PARTNERS LLC

GOLDMAN SACHS & CO. LLC

By:	/s/ Lyla Bibi Maduri
Name:	Lyla Bibi Maduri
Title:	Managing Director

MORGAN STANLEY & CO. LLC

By:	/s/ Chirag D. Surti
Name:	Chirag D. Surti
Title:	Executive Director

JEFFERIES LLC

By:	/s/ Matthew Kim
Name:	Matthew Kim
Title:	Managing Director

LEERINK PARTNERS LLC

By:	/s/ Sean Pitt
Name:	Sean Pitt
Title:	Senior Managing Director

[Signature Page to Underwriters’ Acceleration Request Letter]